[Armstrong Energy, Inc. Letterhead]

October 15, 2013

CORRESPONDENCE FILING VIA EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armstrong Energy, Inc.
Registration Statement Filed on Form S-4
(File No. 333-191182)

Dear Mr. Reynolds:

On behalf of Armstrong Energy, Inc. (the “Company”) and each of the guarantors set forth in the Registration Statement referred to above (the “Guarantors” and together with the Company, the “Registrants”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 P.M. Eastern Time on October 15, 2013, or as soon thereafter as is practicable.

The Registrants acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ J. Richard Gist
J. Richard Gist
Senior Vice President, Finance and Administration and Chief Financial Officer

cc:	Angela Halac/U.S. Securities and Exchange Commission
Blaise Rhodes /U.S. Securities and Exchange Commission
Erin Wilson/U.S. Securities and Exchange Commission
Pamela Howell/U.S. Securities and Exchange Commission
Martin D. Wilson/Armstrong Energy, Inc.